2007 ANNUALMEETING OF SHAREHOLDERS (unaudited)

On August 21, 2007, the Trust held an annual meeting to:
(i) Elect two trustees, each to serve for a term expiring on the date of the 2010 Annual Meeting of
Shareholders or the special meeting in lieu thereof.
(ii) Consider whether to approve a new investment advisory agreement between the Trust and Nanking
Road Capital Asset Management, LLC.
(iii) Consider whether to approve the conversion of the Trust from a closed end investment company to an open end investment company.

The results of the shareholder votes are shown below. Proxies representing 10,671,929, or 70.05%, of the 15,235,536 eligible shares outstanding were represented by proxy. David N. Laux and Pedro-Pablo Kuczynski were each elected for a term expiring in 2010. The investment advisory agreement between the Trust and Nanking Road
Capital Asset Management, LLC was approved. The conversion from a closed-end fund to and open-end fund was not approved.
Nominees to the Board of Trustees
	For	Withheld
David N. Laux	10,568,120	103,809
Pedro-Pablo Kuczynski	10,568,799	103,130
Frederick C. Copeland, Jr., Robert P. Parker, Edward B. Collins and Tsung-Ming Chung, whose terms did notexpire in 2007, remain trustees.

Approval of Investment Advisory Agreement
For	Against	Withheld/Abstain
7,401,079	700,290	22,240

Approval of Conversion from a Closed-End Investment Company to an Open-End Investment Company
For	Against	Withheld/Abstain
1,685,558	6,408,172	29,878